Mail Stop 3561

December 27, 2005

Thomas A. Szlosek
Vice President and Controller
Honeywell
P.O. Box 1219
Morristown, NJ  07962-1219

		Re:	Honeywell
			Form 10-K:  For the Fiscal Year Ended December 31,
			2004
			Form 10-Q:  For the Fiscal Quarter Ended September
			30, 2005
			File Number:  001-08974

Dear Mr. Szlosek:

      We have reviewed your December 16, 2005 letter to us and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure and accounting. Please be as detailed as necessary in your explanation.

1. In your January 24, 2005 letter to us we note a number of references to maintenance contracts for wheel and braking systems. Please explain to us why you do not account for the free and discounted hardware as a separate unit of accounting under EITF 00-
21. The accounting for your maintenance contracts appears to be excluded from FTB 90-1 under paragraph 4(a)(iii) of EITF 00-21 and does not appear to be excluded from EITF 00-21 under 4(b) of the abstract.

2. In addition, if your response to the preceding comment indicates that you currently apply EITF 00-21, but that all of the arrangements identified in your most recent response were entered into prior to July 1, 2003, please explain to us why the free and discounted hardware delivered after July 1, 2003 do not constitute a "new" arrangement that would be accounted for under EITF 00-21. More specifically, if the hardware delivered after July 1, 2003 resulted in incremental revenue, explain to us why it would not be appropriate to then bifurcate the subsequent deliveries and account for them under EITF 00-21. Refer to paragraph 19 of EITF 00-21.

3. Refer to prior comment number 2. Please identify the airlines that received the free hardware from the aircraft manufacturers during 2003 and 2004, and tell us whether you executed a maintenance agreement with any of these airlines. If there was a separately executed maintenance agreement, explain to us why it would not be appropriate to aggregate these contracts and account for the free and discounted hardware as a separate unit of accounting under EITF 00-21.

4. Refer to prior comment number 2 and your January 24, 2005 letter to us:

(a) Please provide us a detailed and comprehensive itemization of the free and discounted hardware given to each of the airlines, and explain to us when the free and discounted hardware was to be both consumed by and delivered to the airlines. In addition, explain us the basis for your reliance on paragraph 4 of FASB Technical Bulletin
90-1. Notwithstanding the rational put forward previously by you, analogous reliance on the technical bulletin does not appear appropriate since you were not incurring costs of the type described in paragraph 6 of SFAS 91. Since it appears that the free and discounted hardware given to the airlines was to be consumed in the normal course of either providing the services to be rendered under the maintenance contract or in some manner closely related to it, it then appears that these costs should have been expensed as they were consumed, consistent with paragraph 9 of the technical bulletin.

(b) As part of your response, please tell us the amount of any loss that would have been recorded in connection with each maintenance contract, if a loss were to be recorded at the date of execution, consistent with paragraph 5 of the technical bulletin, and provide us a schedule that supports and clearly explains how the costs and revenues were determined under the contract.

5. Refer to prior comment number 2. Please tell us the proportion of your wheel and braking system customers that sign maintenance agreements. For the customers that do not sign a maintenance agreement, please explain to us how you have determined that you have the ability to control the benefit derived from the customer incentive given to the manufacturer, as required by paragraph 26 of
CON 6. While we understand that there are many factors that make recovery of your "investment" certain, it is unclear how these factors give you an ability to control the benefit. For the customers that do sign maintenance contracts, please explain to us why the execution of the contract does not preclude an asset from being recorded in connection with the transaction with the manufacturer. In other words, it would appear that you should attribute all of the after market revenue that is derived from an airline to the maintenance contract, and, consequently, there would be no revenue available in which to recover the customer incentive given to the manufacturer.

6. Please refer to prior comment number 2, and the eighth airline and related information:

(a) Identify for us any competitor(s) with a wheel and braking system that could have been fitted on the referenced aircraft platform, and identify for us their approximate market share(s) of the wheel and braking system market for that aircraft platform at the time the contract was executed.

(b) In addition, tell us whether your wheel and braking system was already fitted on the used aircraft that were delivered to the airline subsequent to the execution of the contract. If the used aircraft were previously fitted with your product, explain to us how this factor impacted the airline`s ability to change manufacturers at the time the contract was executed.

(c) And finally, tell us whether your wheel and braking system was already fitted on the aircraft that were being operated by the airline at the time the contract was executed. If the aircraft were being operated with your wheel and braking system, explain to us how this factor would impact the airline`s ability to change manufacturers going forward.

7. Refer to prior comment number 2. For each of the listed aircraft platforms, please tell us the frequency in which auxiliary power units are replaced. In addition, tell us your current market share in the after market for auxiliary power units.

8. Please refer to prior comment number 12. Please explain to us in much greater detail both the basis for the amount recorded from the carrier and the reason for the significant variance.

* * * * *

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in its filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact the undersigned at 202-551-3812 with any questions.

								Sincerely,



								Michael Fay
								Branch Chief